For the fiscal year ended 12/31/98
File number:  811-7215

                          SUB-ITEM 77 D


               Policies with Respect to Securities
                           Investments

           On  May  13,  1998  the  Directors
approved    revised    troubled    investment
procedures for the Fund in the form presented
at  the  meeting of the Board  of  Directors.
The   revised  procedures  allow   Prudential
Investments, on behalf of the Fund, to retain
legal counsel or consultants with respect  to
any  "troubled investment" in order to obtain
preliminary advice with respect to  potential
alternative  courses of action, the  fee  for
such preliminary advice not to exceed $25,000
(paid  by the Fund).   Prudential Investments
will then promptly advise Fund counsel after taking such action and prepare a brief report to be given to the full Board detailing the "troubled investment" in question.



























n-sar/eqf/8-97/77d